September 12, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Michael R. Clampitt, Senior Counsel
Re:	First BanCorp. Registration Statement on Form S-1 Filed August 24, 2011 File No. 333-176469
Dear Mr. Clampitt:
     This letter responds to your letter dated August 30, 2011 to First BanCorp (the “Corporation”) regarding the above-referenced filing. Set forth below in italics is the comment contained in your letter, together with our response.
Form S-1 filed August 24, 2011
General
1.	We note that you had a pending registration statement on file at the time you entered into private placement agreements with THL and Oaktree. Please tell us how you concluded that the commencement of these private placements was consistent with Section 5 of the Securities Act of 1933 notwithstanding the pending registration statement. To the extent you intend to rely on Rule 155, please provide us with your legal analysis addressing why the safe harbor is applicable in this case.
Response: We are not relying on the non-exclusive safe harbor in Rule 155 with respect to the private placement to the investment fund affiliated with Thomas H. Lee Partners, L.P. (“THL”), the two funds managed by Oaktree Capital Management, L.P. (collectively, “Oaktree”), and the other institutional investors (together with THL and Oaktree, the “Investors”) that signed investment agreements and subscription agreements (together, the “Acquisition Agreements”) in which they agreed to acquire an aggregate of 150 million shares of the Corporation’s common stock. The sales to the Investors are being made pursuant to the exemption from registration

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 12, 2011

under the Securities Act of 1933, as amended (the “Act”), provided in Section 4(2) of the Act for non-public offerings.
     In addition, we are relying on the Commission’s guidance with respect to concurrent private and public offerings in Securities Act Release No. 8828, “Revisions of Limited Offering Exemptions in Regulation D; Proposed Rule” (August 3, 2007) (“Securities Act Release No. 8828”), available at http://www.sec.gov/rules/proposed/2007/33-8828.pdf. In that Release, the Commission stated as follows (emphasis added):
     Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 12, 2011

public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending. While these are only examples, we believe they demonstrate the framework for analyzing these issues that companies and their counsel should apply and that the staff will consider when reviewing registration statements.
     The Staff continues to apply this Commission guidance. In Question 139.25 of its “Compliance and Disclosure Interpretations — Securities Act Sections” (the “CDI”), the Staff advised that, “in the specific situation of concurrent public and private offerings, only the guidance set forth in [Securities Act Release No. 8828] applies.” The CDI explains that Securities Act Release No. 8828 “sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings.”
     CDI 139.25 states, among other things, as follows (emphasis added):
Specifically, the Commission’s guidance focuses on how the investors in the private offering are solicited — whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement — for example, there is a substantive, pre-existing relationship between the investors and the company — then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.
     The Corporation believes that the exemption under Section 4(2) and the Commission and Staff guidance noted above are applicable to its private placement. During the Spring or Summer of 2010, Sandler O’Neill & Partners, L.P. (“Sandler”), the Corporation’s financial advisor, initially contacted all of the Investors regarding the Corporation’s plan to sell $500 million of common stock in a private placement except one that UBS Securities LLC (“UBS”) (the Corporation’s other financial advisor at the time) contacted in March 2010 and a preferred and common stockholder that the Corporation contacted directly. Sandler and UBS have advised the Corporation that they have had relationships with all of the Investors they contacted since prior to the contact last year on behalf of the Corporation.

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 12, 2011

     When the Corporation’s efforts to sell the common stock privately were unsuccessful in the Spring and Summer of 2010, the Corporation filed the registration statement on Form S-1 for an offering of $500 million of common stock on September 16, 2010 (the “Registration Statement”). The Corporation disclosed in the Registration Statement that it had terminated all efforts to sell $500 million of shares of common stock privately on August 24, 2010.
     After amending the Registration Statement, the Corporation used the Preliminary Prospectus in the Registration Statement to solicit buyers for its common stock in the public offering. The Corporation’s Pre-effective Amendment No. 4 to the Registration Statement, filed on December 2, 2010, reflected a decrease in the size of the offering from $500 million to $350 million, without regard to the underwriters’ over-allotment option. The Corporation did not file any additional amendments to the Registration Statement after it filed Pre-effective Amendment No. 5 on December 8, 2010 and did not ask the Staff to declare the Registration Statement effective. As previously disclosed, mainly because of investor concerns about asset quality, the viability of core earnings potential and the Puerto Rico economy, it became apparent that the corporation would have great difficulty raising $350 million or more through a public offering. Therefore, the corporation decided to terminate its efforts to raise equity through a public offering, and to reinstate its efforts to do a private placement to institutional investors.
     Beginning in January 2011 and through April 2011, Sandler discussed the potential private placement with all of the Investors that had been contacted in the Spring or Summer of 2010. The Corporation directly discussed the potential private placement with the preferred and common stockholder, which has owned the Corporation’s stock since the Spring of 2009. This Investor had contacted the Corporation in January 2011 to discuss with the Corporation the rights of holders of the Corporation’s outstanding non-cumulative preferred stock as a result of the Corporation’s suspension of dividends in August 2009. During the Spring of 2011, the Corporation initiated discussions with that Investor about the sale of shares of common stock to the Investor in the private placement.
     The Corporation executed Acquisition Agreements with the Investors between June 2 and June 27, 2011. Each of the Investors has represented in its respective Acquisition Agreement that it is an accredited investor, has such knowledge and experience in financial and business matters and in investments similar to the purchase of the Corporation’s common stock that it is capable of evaluating the merits and risks of its investment in the Corporation’s common stock, or that it is not a U.S. person, as that term is defined in Regulation S under the Securities Act, and is acquiring the Corporation’s common stock outside the United States. In addition, each of the Investors has represented that it is aware that the common stock is being offered in a transaction not involving a public offering in the United States, that the offer and sale of the Corporation’s common stock has not been registered under the Securities Act, and that the Investor may only sell or transfer the Corporation’s common stock under certain limited circumstances.
     Based upon the Commission’s guidance in Securities Act Release No. 8828 and the Staff’s position in CDI 139.25, the Corporation believes that the Section 4(2) exemption is

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 12, 2011

available for the sale of common stock to the Investors because the Investors did not become interested in the private placement by means of the Registration Statement. Either Sandler or UBS initially contacted all but one of the Investors before the Corporation filed the Registration Statement, and the Corporation initiated discussions about the private placement with the other Investor in April 2011. Furthermore, either the Corporation, Sandler or UBS has had a relationship with each of the Investors since prior to the time that the Corporation filed the Registration Statement with the Commission.
* * * * *
     We acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact me at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.

Very truly yours,
Lawrence Odell
Executive Vice President and General Counsel

cc:     Linda L. Griggs